UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35408

AVG Technologies B.V.

(Exact name of registrant as specified in its charter)

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

+31-20-5226210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certificate or notice date: One (1)

Explanatory Note: This certification and notice relates to ordinary shares of AVG Technologies B.V. (formerly known as AVG Technologies N.V.). Effective November 11, 2016, the corporate form of AVG Technologies N.V. was converted from a public company with limited liability (naamloze vennootschap) into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), and its name was changed from “AVG Technologies N.V.” to “AVG Technologies B.V.”

Pursuant to the requirements of the Securities Exchange Act of 1934, AVG Technologies B.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AVG Technologies B.V.

Date: March 23, 2017	By:	/s/ Alan Rassaby
	Name:	Alan Rassaby
	Title:	Managing Director